Exhibit 99.1

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

1.	INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is May 13, 2009. The annual financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned subsidiaries, unless otherwise indicated. We have six wholly-owned subsidiary companies:

•	Entrée LLC, a Mongolian limited liability company,
•	Entrée Resources International Ltd, a British Columbia Corporation,
•	Entrée U.S Holdings Inc., a British Columbia corporation,
•	Entrée Resources LLC., a Mongolian limited liability company,
•	Entrée Gold (US) Inc., an Arizona corporation, and,
•	Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.	OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, China, and the USA.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

In Mongolia, we hold four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia.  Two of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC. The Company is in the process of converting these two exploration licenses. The other licences (Togoot and Manlai) are registered in, or being transferred to, Entrée Resources LLC. Three of these exploration licenses cover contiguous parcels of land which comprise the Company’s “Lookout Hill” property.  As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on a portion of Lookout Hill subject to an Earn-In Agreement (see details below). In accordance with the Earn-In Agreement, Entrée and Ivanhoe formed a joint venture on terms annexed to the Earn-In Agreement.  Currently, further development of the joint venture property is subject to finalizing an investment agreement with the government of Mongolia.

In July 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.

In November 2007, we entered into an earn-in agreement with the Zhejiang No. 11 Geological Brigade to acquire a 78% interest in the Huaixi property in Zhejiang Province in Southeast China.

In January 2008, the Company entered into an additional agreement with Empirical to explore for and develop porphyry copper targets within a specified area around Bisbee, Arizona.  This agreement is separate from the August 2007 agreement with Empirical.

The Company trades on three stock exchanges:  the Toronto Stock Exchange (TSX:ETG), the NYSE Amex (NYSE Amex:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Equity Participation and Earn-In Agreement and Joint Venture with Ivanhoe Mines

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., title holder of the Oyu Tolgoi copper-gold deposit, which is located adjacent to and is surrounded by Entrée’s Lookout Hill property (see map on page x). This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”).

Under the Earn-in Agreement Ivanhoe Mines earned a participating interest in a mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.  During the nine months to March 31, 2009, the joint venture expended approximately $1.9 million. Ivanhoe has advanced to Entrée its 20% portion of the expenditures.

Ivanhoe has a right of first refusal to the remainder of the Lookout Hill property, not subject to the Earn-In Agreement.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The Project Property subject to the joint venture is shown below:

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

At March 31, 2009, Ivanhoe Mines owned approximately 14.6% of Entrée’s issued and outstanding shares.

At March 31, 2009, Rio Tinto owned approximately 15.8% of Entrée’s issued and outstanding shares.

Rio Tinto is required to vote its shares as our board of directors directs on matters pertaining to fixing the number of directors to be elected, the election of directors, the appointment and remuneration of auditors and the approval of any corporate incentive compensation plan or any amendment thereof, provided the compensation plan could not result in any time in the number of common shares reserved for issuance under the plan exceeding 20% of the issued and outstanding common shares.

Mongolian Government

A general election was held in Mongolia on June 29, 2008.  The Mongolian People’s Revolutionary Party (“MPRP”) was returned with a majority and chose to form a coalition government with the Democratic Party. The MPRP held the majority of seats in Parliament between 2000 and 2004, the period which witnessed the largest foreign investment into the country and the country’s mining sector. The Mongolian government is discussing changes to the mineral and tax laws and negotiating with Ivanhoe Mines and Rio Tinto with regards to a possible Investment Agreement for Oyu Tolgoi. A draft Investment Agreement has been presented to the Mongolian Parliament as announced by Ivanhoe Mines on March 9, 2009.  Final approval has not been received as of this filing.  Mongolian Parliament recessed on March 13, 2009 and reconvened in early April 2009.  Discussion of the Investment Agreement with Ivanhoe Mines has been one of the items for consideration since resumption of parliament.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

A presidential election will be held on May 24, 2009.

Entrée continues to monitor developments in Mongolia, and maintains regular contact with Rio Tinto and Ivanhoe Mines regarding this matter.

Corporate Information

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiaries, Entrée LLC and Entrée Resources LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Our Mongolian office is staffed by our Vice-President, Exploration, an operations manager, a business manager, two office assistants, and a full-time accountant.  Operations in the U.S. are conducted through field offices set-up for specific projects.  Entrée leases an office in Beijing for the purposes of managing operations in China.  Our China office is staffed by an office manager, a part-time accountant, and an administrator/cashier. The Company has received a license for its Chinese business entity and has completed all business registrations.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe Mines and Rio Tinto and our promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

Mineral Resource Estimate

Hugo North Extension

In February 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi license.  The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe Mines to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 grams per tonne (“g/t”) gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold.  In addition, the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold (see Table 1 on Page 9).  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Heruga

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit, under the supervision of Quantitative Geoscience Pty Ltd., of Perth, Australia (QG).  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade(see Table 2 on page 9).  Based on these figures, the Heruga deposit is estimated to contain at least 8.0 billion pounds of copper and 13.4 million ounces of gold.  Drilling was conducted by project operator, Ivanhoe Mines.

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.	REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Depreciation	$37,145	$53,347
General and administrative	614,430	908,179
Interest income	(221,680)	(676,182)
Stockholder communications and investor relations	129,277	151,481
Mineral property interests	1,855,326	1,002,330
Fair value adjustment to asset backed commercial paper	-	489,623
Loss from equity investee	-
Stock-based compensation	1,301,221	49,868
Net loss	$3,715,719	$1,978,646

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Lookout Hill	$1,251,985	$320,712
Manlai	6,520	4,858
Empirical	28,478	471,892
Bisbee	72,439	68,960
Lordsburg	484,511	-
Huaixi	147,018	86,336
Other	24,646	49,572
Total costs	2,015,597	1,002,330
Less stock-based compensation	(160,271)	-
Total expenditures, cash	$1,855,326	$1,002,330

A)	EXPLORATION

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Mineral Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.

i.	Ivanhoe Mines Joint Venture

As discussed earlier, Ivanhoe Mines commenced an aggressive exploration program on the Project Property in 2004 under the terms of the Earn-In Agreement.  This program was designed to determine if the Oyu Tolgoi mineralized system continued onto Entrée’s Lookout Hill ground, within the Project Property area.  Ivanhoe Mines has spent over $35 million to earn a 80% interest in a joint venture with Entrée and the joint venture has spent a further $1.9 million on the Project Property.. To date, Ivanhoe Mines has outlined two deposits: the Hugo North Extension, which contains indicated and inferred resource estimates and the Heruga Deposit, which contains an inferred resource estimate.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Hugo North Extension

On February 1, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe Mines under the supervision of AMEC had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of the Project Property. The resource estimate was the result of a work program that defined a 625 metre extension to the Hugo North Deposit onto Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Hugo North Extension Inferred Resource, at a 0.6% copper equivalent cut-off, was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 g/t gold for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off. The Inferred Resource was estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe Mines up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See Table 1 below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Table 1:	Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Venture Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq* (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000

Inferred	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper

In 2006, Ivanhoe Mines completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 kilometres north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a high priority exploration target.

Heruga Deposit

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Entrée-Ivanhoe Project Property has now been documented through drill testing by Ivanhoe Mines (see Entrée news releases of October 3 and 9, 2007 and January 16 and February 26, 2008 and the subsequent Inferred Resource estimate on March 12, 2008). The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Results from drilling at Heruga have identified significant molybdenum-rich copper-gold mineralization.  These results demonstrate that the Heruga discovery extends for a strike length of at least 2,000 metres, and remains open to the north, south and east. The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast towards the Southwest Oyu Deposit on Oyu Tolgoi.

On March 12, 2008, Entrée announced an initial mineral resource estimate prepared for the Heruga copper, gold, and molybdenum deposit.  Heruga is estimated to contain an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade, see Table 2 on page 9.  Based on these figures, the Heruga deposit is estimated to contain at least 8 billion pounds of copper and 13.4 million ounces of gold.  The drilling was conducted by partner and project operator, Ivanhoe Mines.

Over 54,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for approximately 2,000 metres north-south, with a vertical thickness typically varying between 400 to 800 metres, and a width of 200 to 300 metres. The southern, shallowest portion of this mineralized system starts at a vertical depth of 550 metres.

Table 2:         Heruga Inferred Mineral Resource on the Shivee Tolgoi Joint Venture Property as of March 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98) + (Mo*0.01586))/29.76.  The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.  The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

Identified deposits now occur over 20 kilometres along the structural trend hosting Oyu Tolgoi, Hugo North Extension and Heruga. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

ii.	Lookout Hill (100% Entrée)

Entrée commenced the 2008 exploration season on its 100% owned Lookout Hill property in May. In August 2008, Entrée announced the discovery of coal in the northwest corner of the large western Togoot licence (Nomkhon Bohr target) and in September announced a $2 million increase in exploration spending on Nomkhon Bohr and other targets such as Coking Flats.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment.  Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,300 m.  Analyses to date indicate the Nomkhon Bohr coal is predominantly low- to medium-volatile bituminous in rank with some analyses indicating anthracite rank as determined by applying the PARR formula.  The coal is high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 m in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 m to 4.35 m.  True thicknesses are uncertain due to the amount of deformation of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 m thick.  Coal intercepts are narrower when compared to Nomkhon Bohr.  To date, no analytical results have been received for these targets.

On the 100% owned portion of the Shivee Tolgoi Licence, Entrée drilled three holes in 2008.  Two holes on the Altan Khulan gold target did not return significant gold assays.  One hole on the Tom Bogd copper-molybdenum target was abandoned due to drilling conditions prior to reaching target depth.

Results obtained during the 2008 exploration season were sufficiently encouraging that the technical team proposed a phased follow-up program for 2009.  A Phase I program including 2,000 metres of drilling has been designed to further test areas of interest with a second phase with 3,000 metres of drilling proposed if Phase I is successful.

Entrée commenced 2009 exploration in March.  To April 20, 2009, 28 RC holes totalling 4,067 m and 14 diamond drill holes totalling 1,373 m had been completed.  The RC drilling program has been completed and tested targets with favourable geophysics and geology in Coking Flats, Nomkhon Bohr and other areas. No significant coal intercepts were discovered during the recent RC drilling. Diamond drilling is still in progress and has mainly been focused on better definition of the Nomkhon Bohr bituminous coal target.

For the three months ended March 31, 2009, Lookout Hill expenses were $1,251,985 compared to $320,712 during the three months ended March 31, 2008 as set out above. The higher expenses in 2009 resulted from an earlier start to the field season compared to 2008.

iii.	Manlai

Entrée’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and to the east of Ivanhoe Mines’ Kharmagtai porphyry copper-gold project.

Limited work is planned on the Manlai project in 2009.  The Company has extended the licence to 2010.

For the three months ended March 31, 2009, Manlai expenses were $6,520 compared to $4,858 during the three months ended March 31, 2008 as set out above.

iv.	Empirical Discovery Agreement 2007

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 300,000 shares within 5 years of the anniversary of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% Net Smelter Returns (“NSR”) royalty, half of which may be purchased for $2 million.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Entrée has exploration rights to approximately 24,600 acres (9,995 ha) southeast of Safford, Arizona and extending into southwest New Mexico. Geophysical (IP and AMT), geochemical and geological surveys have been completed on  the Gold Hill, Duncan and Ash Peak porphyry copper targets in Arizona and New Mexico. Based on encouraging results from these surveys it is planned to drill test the Gold Hill and Duncan targets in the second or third quarter of 2009 once environmental permitting is completed. No work is planned at Ash Peak due to unfavourable results.

For the three months ended March 31, 2009, Empirical expenses were $28,478 compared to $471,892 during the three months ended March 31, 2008 as set out above. Little work was completed in the first three months of 2009 due to permitting and logistical delays.

v.	Empirical Discovery Agreement 2008 (Bisbee)

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for and test porphyry copper targets in a specified area north of Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century.  The Company intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate possible buried porphyry copper targets.  The recently acquired property covers over 10,800 acres (4,370 ha). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (Feb 13, 2008).  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million.

Land acquisition and reconnaissance exploration were conducted during the first half of 2008. In February 2009, an approximately 9 line-km test AMT survey budgeted at US$43,000 was completed over one of the target areas.  The survey resulted in better definition of the target area.

For the three months ended March 31, 2009, Bisbee expenses were $72,439 compared to $68,960 during the three months ended March 31, 2008 as set out above.

vi.	Lordsburg

The Lordsburg claims cover 3,885 ha (9,600 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

In September 2008, Entrée announced a $1.2 million drilling budget to test three geophysical, geochemical and geological targets outlined under the Empirical exploration program. Diamond drilling to test the principal targets commenced October 18, 2008 and four widely-spaced diamond drill holes totaling 2,563 m (8,405 ft) were completed by mid-December, 2009.  The best hole, EG-L-08-002, intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold. The remaining three holes did not intersect significant mineralization. This is the first time porphyry-style mineralization has been found in this region of New Mexico, previously known only for high grade narrow vein deposits.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The 2009 exploration program to date has consisted of diamond drilling (three holes totalling 1,214 m), detailed geological mapping and soil geochemical sampling. The zone of surface alteration and anomalous geochemistry now exceeds 1.2 kilometres in length and 600 metres in width. Within this zone, drilling has confirmed near surface mineralization over a 300 x 400 metre area. Potassic alteration and sulphide-quartz veining are associated with feldspar porphyry intrusives cutting andesitic volcanics. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

All four holes drilled within this zone, including previously reported results from hole EG-L-08-002, have encountered near surface porphyry-style copper-gold mineralization (see table below). The Lordsburg intersections are unusually gold-rich in comparison to other porphyry deposits in the southwest USA.  The Cu (%) to Au (g/t) ratio at Lordsburg is close to 1:1.

Hole No	Interval (m)	Length (m)	Cu (%)	Au (g/t)
EG-L-09-005	0 - 134.0	134.0	0.13	0.12
EG-L-09-006	11.2 - 130.0	118.8	0.20	0.20
EG-L-09-007	6.0 - 152.0	146.0	0.13	0.16

Follow-up drilling is planned to define the full extent of near-surface mineralization, better characterize structural controls and test other parts of the system for higher-grade mineralization.

For the three months ended March 31, 2009, Lordsburg expenses were $484,511 compared to $Nil during the three months ended March 31, 2008 as set out above. The Company began exploration of this location in late 2008; therefore there were no costs in the first quarter of 2008.

vii.	Huaixi

In November, 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licenses, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences (collectively known as “Huaixi” - see maps at www.entreegold.com) over a four year period.  After Entrée has expended $3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project. The first year commitment under the agreement has been completed.

The licenses cover a large area of advanced argillic alteration with peripheral, small scale, past-producing copper and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for the occurrence of buried copper-gold deposits. The geology of the Huaixi area is similar to that of high-level alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

In late 2008, Entrée completed a systematic, property-wide stream sediment survey and a grid-controlled soil survey over selected areas of the Huaixi property. The surveys highlighted a 7 km long, northwest-trending structural corridor with a strong, multielement porphyry geochemical signature.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

A geophysical (IP and magnetic) survey is planned for the second quarter 2009. The geophysical survey will better define targets for possible drill testing later in 2009.

For the three months ended March 31, 2009, Huaixi expenses were $147,018 compared to $86,336 during the three months ended March 31, 2008 as set out above. The Company continued surface exploration at Huaixi and dedicated more personnel to the project than the previous year.

B)	GENERAL AND ADMINISTRATIVE

For the three months ended March 31, 2009, general and administrative expense before stock-based compensation was $614,430 compared to $907,518 during the three months ended March 31, 2008 as set out above.  The decrease was due to a change in the classification of mineral properties related administration expenses, a significant decrease in the Canadian dollar compared to the US dollar and reduced audit fees.

C)	STOCK-BASED COMPENSATION

For the three months ended March 31, 2009, stock-based compensation expense was $1,301,221 compared to $49,868 during the three months ended March 31, 2008 as set out above. During the three months ended March 31, 2009, 1,780,000 options were granted with a fair value of $1,250,242 compared to 5,000 options granted during the three months ended March 31, 2008, with fair value of $8,761.

D)	STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended March 31, 2009, stockholder communications and investor relations expense before stock-based compensation was $129,277 compared to $152,142 during the three months ended March 31, 2008 as set out above. This decrease was due to a reduction in advertising and conference expenses.

E)	INTEREST INCOME

For the three months ended March 31, 2009, interest income was $221,680 compared to $676,182 during the three months ended March 31, 2008 as set out above.  The Company earns income on its cash and cash equivalents.  The decrease was due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

F)	VALUATION OF INVESTMENT

Asset Backed Commercial Paper

At March 31, 2009, the Company owns $4 million of long term asset backed notes that were issued by Master Asset Vehicle II (MAV2), a special purpose entity that was created as a result of the restructuring of the Company’s previous investment in Third Party Asset Backed Commercial Paper (ABCP).  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long term asset backed securities (New Notes).  The restructuring was completed and the New Notes were issued on January 21, 2009.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The restructuring process pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  The Company’s ABCP contained no Ineligible Assets or Traditional Series.

ABCP relating to the pooled assets was replaced with four classes of asset backed notes named A1, A2, B and C in declining order of seniority.

The Company has estimated the fair value of ABCP at March 31, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes was calculated based on information provided by the Pan Canadian Investor Committee, Ernst & Young, the Monitor of the restructuring, and Blackrock, the administrator of MAV2.  The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	984,490	12/31/2016
A2 (rated A)	1,630,461	614,952	12/31/2016
B	295,974	24,034	12/31/2016
C	120,401	4,713	12/31/2016
Total original investment	4,013,365	1,628,189
* - the range of fair values estimated by the Company varied between $1.5 million and $2.1 million
 - the total United States dollars fair value of the investment at March 31, 2009 is $1,292,008.

The Company’s valuation methodology entails gathering as many facts as possible about the new notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes.  These figures are then used to calculate the present value of the new notes using required yield as the discount factor.  Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

The A1 and A2 notes comprise the major categories of the notes received totalling 90% of the face value of the original investments made and 99% of the fair value estimate of the Company’s holdings. In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers’ acceptance (“BA”) rate and it is estimated that prospective buyers of these notes will require premium yields between 8% and 12.5% over the BA rate.

The Class B notes are not expected to pay any current interest until the Class A1 and A2 notes are paid in full, which is not anticipated until December 20, 2016. These notes, which will be subordinate to the Class A1 and A2 notes, will not receive a credit rating and it is expected that Class B notes will initially trade at less than 10% of par value.

The Class C notes also will not pay any current interest and are subordinate to the Class B notes. In light of this subordination, the Class C notes are viewed as highly speculative with regard to ultimate payment of principal at maturity in 2016.  In fact, there have already been two losses since the completion of the restructuring in January 2009.  The Company understands that these losses represent approximately 1% of the total assets in MAV2 and will have a direct impact on the ultimate terminal value of the Class C notes.   Accordingly, it is expected that Class C notes will trade at less than 2% of par value.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate. Based on this exercise the Company estimated that as at March 31, 2009 the range of potential values was between C$1.5 million and C$2.1 million. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

The Company has designated the investments as held-for-trading financial instruments.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. At March 31, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture was  $Nil for the three months ended March 31, 2009 (March 31, 2008, $Nil).

G)	OUTLOOK

In Mongolia, the Company proposed a two phase work program for its 100% owned ground outside of the joint venture area of Lookout Hill and had budgeted approximately $3.8 million. A focused geophysical program commenced in May 2008 and in August 2008 the Company announced the discovery of coal on the western, 100% owned Togoot licence. In September 2008, the Company announced a budget increase of an additional $2 million to further evaluate the coal discovery and surrounding areas. Results have been significant enough to warrant a two-phase program for 2009, focused primarily on the Nomkhon Bohr and Coking Flats targets. The first phase budget will be approximately $2.6 million.

Mineral licenses for the Shivee Tolgoi, Javhlant and Togoot properties were extended for final expiry in March and April 2010, unless previously converted to mining licenses.  A portion of the Shivee Tolgoi license and the Javhlant license are subject to the joint venture with Ivanhoe Mines.  The Manlai licence also expires in March 2010.  Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fee in order to maintain the licenses in good standing is approximately $280,000.

Drilling by the Ivanhoe-Entrée joint venture is expected to be limited in 2009.

Ground acquisition of priority targets has largely been completed in Arizona and New Mexico under the Empirical Agreement 2007.  Initial evaluation of the four acquired targets (including Lordsburg) has been completed and drilling of high priority targets on Gold Hill and on Duncan is planned for the second quarter 2009. No further work is planned for Ash Peak.

 In September 2008, the Empirical Lordsburg target was upgraded to a separate project and $1.2 million budgeted for drill testing of three significant geophysical, geochemical and geological anomalies. Drilling at Lordsburg commenced in mid-October 2008 and four widely-spaced drill holes totaling 2,563 m were completed in mid-December, 2008. The Company announced the discovery of significant porphyry copper-gold mineralization at Lordsburg in January 2009. A follow-up, 2009 drill program commenced in mid-February.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  After Entrée has expended $3 million over 4 years, the Company will have earned a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.  The Company has completed registration of a Chinese business entity.  Geochemical surveys (stream sediment and soil) were completed in the last quarter 2008. These surveys highlighted a 7 km long, northwest-trending structural corridor with a strong, multi-element porphyry signature.  Additional fill-in geochemistry and a geophysical survey (IP and magnetics) are planned for the first half 2009.

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in the southwestern U.S and more recently in China.  Other jurisdictions may be considered, depending on the merits of the potential asset.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

4.     SELECTED QUARTERLY DATA

	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008	Three Months Ended June 30, 2008

Exploration	$2,015,597	$4,236,000	$2,889,592	$2,112,848
General and administrative	1,921,802	742,828	2,350,113	2,514,253
Loss from operations	(3,937,399)	(4,978,828)	(5,239,705)	(4,627,101)
Interest income	221,680	324,686	443,438	537,010
Loss from equity investee	-	(40,606)	(325,989)	-
Fair value adjustment to asset backed commercial paper	-	-	(844,537)	-
Net loss	$(3,715,719)	$(4,694,748)	$(5,966,793)	$(4,090,091)

Loss per share, basic and diluted	$(0.04)	$(0.05)	$(0.06)	$(0.04)

	Three Months Ended March 31, 2008	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007	Three Months Ended June 30, 2007

Exploration	$1,002,330	$1,097,168	$2,120,233	$2,783,829
General and administrative	1,162,875	1,222,037	773,664	2,612,514
Loss from operations	(2,165,205)	(2,319,205)	(2,893,897)	(5,396,343)
Interest income	676,182	494,635	318,226	138,175
Loss from equity investee	-	-	-	-
Fair value adjustment to asset backed commercial paper	(489,623)	(425,108)	(573,263)	-
Net loss	$(1,978,646)	$(2,249,678)	$(3,148,934)	$(5,258,168)

Loss per share, basic and diluted	$(0.03)	$(0.03)	$(0.04)	$(0.07)

The Company’s Mongolian exploration season typically begins in April and ends in November or December. However, the 2009 exploration season commenced in March resulting in higher exploration costs compared to the first quarter of 2008. Exploration costs in the third and fourth quarters of 2008 increased compared to the same quarters in 2007 due to the addition of projects in China and the USA and costs associated with evaluating the new coal discovery, Nomkhon Bohr. Exploration costs in the second quarter of 2008 decreased compared to the same quarter in 2007 due to a later start of the field season. Interest income in the first quarter of 2009 and the fourth quarter of 2008 have decreased due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

5.      LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at March 31, 2009 was $41,524,730 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2009. Cash and cash equivalents and short-term investments were $41,024,414 at March 31, 2009. The Company has approximately $37 million surplus funds available for acquisitions and/or operating requirements for 2009 and subsequent years. At present, the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $3,007,835 for the three months ended March 31, 2009 (March 31, 2008 - $1,514,425) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

During the three months ended March 31, 2009 and 2008, the Company issued common shares as follows:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Three Months Ended March 31, 2008
	Shares	Amount	Shares	Amount

Private placements	-	$-	-	$-
Share Issue Costs	-	-	-	(7,186)
Exercise of warrants	-	-	-	-
Exercise of stock options	-	-	475,000	521,817
Mineral property interests	20,000	22,515	-	-
	20,000	$22,515	475,000	$514,631

Investing activities

During the three months ended March 31, 2009, the Company advanced $Nil to the joint venture with Ivanhoe Mines representing the Company’s 20% participation in joint venture expenditures. During the three months ended March 31, 2009, the Company expended $29,790 on equipment, primarily for exploration activities (March 31, 2008 - $93,639).

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of March 31, 2009 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$93,538	$103,744	-	-	$197,282
Total	$93,538	$103,744	-	-	$197,282

Outstanding share data

As at March 31, 2009, there were 94,580,898 common shares outstanding.  In addition there were 11,901,800 stock options outstanding with exercise prices ranging from C$1.15 to C$3.10 per share.  There were no warrants outstanding at March 31, 2009. As at May 13, 2008, there were 94,630,898 common shares outstanding.

6.	CAPITAL RESOURCES

The Company had no commitments for capital assets at March 31, 2009.

At March 31, 2009, the Company had working capital of $41,524,730 compared to $45,161,538 at December 31, 2008. In addition, the Company had an investment in asset backed commercial paper of $1,292,008 net of an impairment adjustment in the amount of $2,332,531. Budgeted expenditures for the 12 months ending December 31, 2009 are approximately $9 million for exploration and $3 million for administration and stockholder communications, net of interest and other income. The exploration budget is in two Phases, Phase 1 which is $5 million and Phase 2, which will be implemented upon favourable results in Phase 1 is $4 million. Working capital on hand is expected to exceed cash requirements for the ensuing nine months by approximately $37 million.

The Company is committed to make lease payments for the rental of office space totaling $197,282 over the remaining three years of its five year office lease in Vancouver, an annual office lease in Beijing and an annual lease for accommodations in Vancouver.

7.     OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

8.	TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2009 (March 31, 2008 - $20,484).

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The March 31, 2008 transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.	PROPOSED TRANSACTIONS

Not applicable.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 6 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at March 31, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.

Based on the fair value estimation, the Company has recorded an impairment charge of $1,334,160 (2007- $998,371). There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

11.	CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 31, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

12.	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

13.	OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the more extensive discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

The Company must comply with license and permitting requirements. Exploration licenses, as extended, for the four Mongolian properties expire in March or April 2010, unless converted before these dates to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2008 and believes its disclosure controls and procedures to be effective.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009
(In United States dollars unless stated otherwise)

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.